UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FC FINANCIAL SERVICES INC.
(Name of Issuer)

COMMON STOCK, $0.00001 PER SHARE PAR VALUE
(Title of Class of Securities)

30246V 10 2
(CUSIP Number)

Taras Chebountchak
110 Jardin Drive, Suite 13
Concord, Ontario, Canada L4K 2T7
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Taras Chebountchak
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 12,550,000 Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 12,500,000 Shares

10.	Shared Dispositive Power: 50,000 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,550,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 37.7%

14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.00001 per share (the “Company Shares”), of FC Financial Services Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 110 Jardin Drive, Suite 13, Concord, Ontario, Canada L4K 2T7.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name of Person filing this Statement:

Taras Chebountchak (the “Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is 110 Jardin Drive, Suite 13, Concord, Ontario, Canada L4K 2T7.

(c)	Present Principal Occupation and Employment:

The Reporting Person has been the President, Chief Executive Officer, Chief Financial Officer, Treasurer and a director of the Company since the Company’s inception on November 19, 2003. Since May 1998, the Reporting Person has been president and a director of First Class Financial Services Inc. located in Concord, Ontario. First Class Financial Services is engaged in the business of processing prospective car buyers' loan applications and placing them with financial institutions. Since July 2000, the Reporting Person has also been secretary, treasurer and a director of Ardent Mines Limited, a Nevada corporation located in Vancouver, British Columbia engaged in mining exploration. Since December 15, 2004, the Reporting Person has also served as the president and chief executive officer of Ardent Mines.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 22, 2003, the Reporting Person acquired 2,500,000 shares of the Company at a price of $0.00001 per share for total proceeds of $25. The Reporting Person paid for these shares out of his personal funds. In December 2005, the Company paid a stock dividend of 4 additional shares for each one share of common stock outstanding, increasing the Reporting Person’s share ownership to 12,500,000 shares.

ITEM 4. PURPOSE OF TRANSACTION.

The purchase of the shares by the Reporting Person was as an initial investment by the founding shareholder of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Beneficial Ownership:

As of September 28, 2006, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	12,550,000(2)	37.7%

Notes
(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information I provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of September 28, 2006 there were 33,222,750 Company Shares issued and outstanding.

(2)	Includes 50,000 shares held in the name of Mr. Chebountchak’s father. Mr. Chebountchak has voting power over the shares pursuant to a power of attorney.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of 12,500,000 Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2006
Date

/s/ Taras Chebountchak
Signature

Taras Chebountchak
Name/Title